June 28, 2007

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street   Suite 217
Van Nuys, California 91411

   RE: **Royal Spring Water, Inc. ("the company")**
        Amendment No. 4 to Registration Statement on
        Form SB-2
        Filed June 6, 2007
        File No. 333-136850

Dear Mr. Hazan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise to add a clear statement about the presence of a concurrent stock offering. Also state the price per share, ($2.30) for the other offering.

2. We note the new language set forth in paragraph 3. Inasmuch as the offering price has been set at a fixed price of $2.00 per share, please explain the meaning of the fourth sentence, "[W]e anticipate that the Selling Shareholders will sell their shares directly into the market during the next six months on the pink sheets at a fixed price of $2.74 per share and sold until the securities become quoted on

the OTCBB or listed on an exchange." Please revise similar later disclosures in
your prospectus as appropriate.

Summary Financial Information, page 6

3. Please revise the amended Form SB-2 to provide descriptions for each applicable
row in the Statements of Operations Data.

Risk Factors, page 7

4. Please consider the appropriateness of adding a risk factor that addresses the
potential risk of having two concurrent stock offerings, especially in light of the
fact that these offerings are priced differently.

Selling Shareholders, page 11

5. Here or in another appropriate section of the prospectus, please discuss the
concurrent stock offering (SEC file no. 333-142755).

6. State that the two (2) offerings on behalf of the selling shareholders are being sold
at different prices. This offering is priced at $2.00 or $2.74 per share while the
other is priced at $2.30 per share.

7. Briefly explain the factors considered in determining the different prices for these
selling shareholder offerings and the reason(s) for doing this.

Description of Business

Overview, page 19

8. As previously requested in the staff's comment #4 in our letter dated May 2,
2007, please disclose the percentage of shares represented by the 1,489,432 shares
given to Messrs. Goldstein and Hazen, each.

9. Disclose the percentage represented by Mr. Itamar Cohen's beneficial ownership
of 2.3 million shares of the company's stock.

Management's Discussion and Analysis or Plan of Operation, page 22

10. Revise to provide a discussion of results of operations for the interim period
ended February 28, 2007 since you have recognized revenue for the first time

during this period. Please include in the discussion the source and nature of revenue recognized during the period.

Application of Critical Accounting Polices, page 26

11. Considering that as of the fiscal quarter ended February 28, 2007, you have sales; please revise MD&A to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. revenue recognition, inventory valuation, etc.). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Part II.

Item 27. Exhibits and Financial Statement …

Interim Financial Statements

12. Provide a revenue recognition policy that explains how and when you recognize revenue. Discuss also how any post-shipment obligations affect the timing of revenue recognition.

Exhibits

13. It is noted that Exhibits A, B, and F are filed as "correspondence" in the EDGAR system. Please file them as exhibits and insure that the Exhibit Index reflects the proper filing of these documents.

14. It is further noted that the Exhibit Index refers to Exhibit 10.2 – "Line of Credit Agreement" but the actual document is entitled, "Purchasing Agreement". Also Exhibit 10.3 – is listed in the Index as "Convertible Debenture Agreement", but the actual document is "Securities Purchase Agreement". Please revise.

Exchange Act Filings

    15. Revise the Form 10QSB for the six months ended February 28, 2007 to comply with all comments cited above as applicable.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Blaise Rhodes at (202) 551-3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

           Sincerely,

           John Reynolds
           Assistant Director

cc: Gary Wykidal, Esq.
    via fax (714) 751-5428